UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Alon Blue Square Israel Ltd. (NYSE: BSI) (the "Company") announced today that Midroog Ltd. (an Israeli rating agency, a 51% subsidiary of Moody’s ("Midroog")) has announced the downgrade of Series C debentures issued by the Company from Ba2.il to B3.il, remaining under credit review with direction uncertain. Midroog has not yet provided a copy of the rating report.

Attached to this Form 6-K is an unofficial English translation of the Midroog notice, provided by Midroog.

October 27, 2010

Mr. Yehuda van der Walde,

CFO

Alon Blue Square Israel Ltd.

Dear Mr. van der Walde,

Re: Assign Rating for Notes

Midroog Ltd.'s rating committee announce the downgrade of notes (Series 3), issued by Alon Blue Square Israel Ltd. From Ba2.il to B3.il. The rating remains under credit review with direction uncertain.

Midroog monitors its ratings. You are therefore requested to forward to Midroog's offices all and any information that can be of help in monitoring the rating, including details on material changes in the information submitted to Midroog prior to the rating and any amendment, addition or changes in the documentation presented to and reviewed by Midroog.

The ratings assigned by Midroog are subjective opinions, and are not a recommendation to buy, sell or hold bonds, securities or other rated instruments.

Copies of this letter and the rating report may be submitted to existing and potential investors, provided that the full contents of this letter are submitted.

Sincerely yours,

Eran Heimer	Gideon Eilat
CEO	Chairman of the Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

October 27, 2015	By:	/s/ Elli Levinson-Sela
Elli Levinson-Sela, Adv.
General Counsel and Corporate Secretary